PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated August 14, 2007)	File No. 333-145422

$600,000,000

2.50% Convertible Senior Notes due 2036

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 1 supplements our prospectus dated August 14, 2007 relating to the resale from time to time by certain selling securityholders of up to $600,000,000 aggregate principal amount of 2.50% Convertible Senior Notes due 2036 and the shares of common stock issuable under certain circumstances upon conversion of the notes. You should read this prospectus supplement no. 1 in conjunction with the prospectus. This prospectus supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement no. 1 supersedes that information.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Number of Shares of Common Stock Beneficially Owned and Offered Hereby (1)
Blue Cross Blue Shield of Arizona Inc. (4)	$525,000	7,074
CALAMOS Growth & Income Portfolio - CALAMOS Advisors Trust (4)	$164,000	2,209
CALAMOS Growth & Income Fund - CALAMOS Investment Trust (4)	$27,090,000	365,032
Car Farley’s Boys Ranch Foundation (4)	$111,000	1,495
Dunham Appreciation and Income Fund (2) (3) (5)	$165,000	2,223
FFVA Mutual Insurance Company (6)	$126,000	1,697
Georgia Municipal Employee Benefit System (6)	$1,626,000	21,910
Greek Catholic Union of the USA (4)	$760,000	10,240
Housing Authority of the City of San Antonio Employees Money Purchase Pension Plan & Trust (5)	$33,000	444
Independence Blue Cross (6)	$952,000	12,828
Jefferies & Company, Inc. (2)	$216,000	2,910
Lehman Brothers Inc. (2)	$500,000	6,737
North Slope Borough (4)	$135,000	1,819
Oakwood Healthcare, Inc. Funded Depreciation (4)	$216,000	2,910
Oakwood Healthcare Inc. Pension (4)	$551,000	7,424
Tempo Master Fund LP (7)	$6,750,000	90,955

(1)	Represents an estimated number of shares of our common stock issuable under certain circumstances assuming conversion of all of the selling securityholder’s notes into common stock, based on the initial conversion rate of 13.4748 shares of our common stock per 1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described in this prospectus under “Description of the Notes—Conversion Rate Adjustments.” As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	The selling securityholder is a broker-dealer.
(3)	The selling securityholder is an affiliate of a broker-dealer.
(4)	Nick Calamos, chief information officer of Calamos Advisors LLC, is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.
(5)	Nick Calamos, chief information officer of Calamos Advisors LLC, is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.
(6)	Tracy V. Maitland, chief information officer and president of Advent Capital Management, LLC, is the natural person who may exercise voting power and investment control over this selling securityholder and this selling securityholder’s notes and common stock issuable upon the conversion of the notes.
(7)	J. David Rogers is the natural person who may exercise voting power and investment control over this selling securityholder’s notes and common stock issuable upon the conversion of the notes.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes under certain circumstances is subject to adjustment under certain circumstances.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.

To the extent any of the selling securityholders listed above are broker-dealers, they are deemed to be, under interpretations of the SEC, “underwriters” within the meaning of the Securities Act.

With respect to the selling securityholders listed above that are affiliates of broker-dealers, we believe that such entities acquired their notes and underlying common stock in the ordinary course of business and, at the time of the purchase of the notes and the underlying common stock, such selling securityholders had no agreements or undertakings, directly or indirectly, with any person to distribute the notes or underlying common stock.

None of the selling securityholders listed above owned 1% or more of our outstanding common stock either before or after this offering.

Investing in these securities involves risks. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement is September 10, 2007.